Item 77M

The Munder Technology Fund, a series of Munder Series Trust, was reorganized with and into the Munder Growth Opportunities Fund, a separate series of Munder Series Trust. The Agreement and Plan of Reorganization was approved by the Board of Trustees of Munder Series Trust on October 27, 2009. The transaction was completed on April 23, 2010.